Computershare
510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

Date: December 2, 2013

To: All Canadian Securities Regulatory Authorities

Subject: NUVA PHARMACEUTICALS INC.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	December 27, 2013
Record Date for Voting (if applicable) :	December 27, 2013
Beneficial Ownership Determination Date :	December 27, 2013
Meeting Date :	January 31, 2014
Meeting Location (if available) :	Suite 615, 800 West Pender Street, Vancouver B.C.
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	No
Notice and Access (NAA) Requirements:	
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	**CUSIP Number**	**ISIN**
COMMON CLASS	670701101	CA6707011012

Sincerely,

Computershare
Agent for NUVA PHARMACEUTICALS INC.